DIAGEO

16 Great Marlborough Street
London
W1F 7HS

Tel +44 (0)20 7947 9100

Sir John Manzoni

[redacted]

Email: [redacted]

Strictly personal and confidential

24 January 2025

Dear Sir John,

Diageo plc (the "Company" or "Diageo")

I am pleased to provide you with this letter which updates and supersedes the existing terms of your appointment with the Company with effect from 5 February 2025.

By accepting these updated terms, you confirm that you are not subject to restrictions which prevent you from holding office as a director of the Company. The terms of your re-appointment as non-executive director and appointments as Chair of the Board and Chair of the Nomination Committee of the Board are set out in this Letter. This is a contract for services and not a contract of employment.

1. APPOINTMENT

1.1 The terms of this letter supersedes and replaces the existing terms of your appointment, as set out in a letter dated 28 September 2023. Your current appointment will expire on the date of the Annual General Meeting in 2026, subject to your annual re-appointment by shareholders and to the Company's articles of association. Your appointment will terminate automatically if your office as a director is vacated or if shareholders vote down your re-appointment.

Your appointment will be subject to earlier termination in accordance with the terms of this letter. By mutual consent, it would normally be our intention to extend your appointment for a further three year period but this would be a matter for discussion between us nearer the time. In accordance with normal practice, your service as non-executive director and Chair may be terminated at any time by you or the Company without notice or compensation.

1.2 If the Board, with you abstaining, requests your resignation at any time, you will be deemed to have given notice of your resignation and your resignation will take effect on the date specified by the Board.

2. TIME COMMITMENT

2.1 You will be required to attend annual and extraordinary general meetings of the Company and all full Board meetings. Currently six Board meetings are held each year and are usually held at the Company's head office, currently at 16 Great Marlborough Street, London W1F 7HS with at least one overseas meeting scheduled annually. In addition, an annual strategy conference meeting is held,

usually in a location outside London and potentially overseas, between the members of the Diageo Executive Committee team and the Board. You will be expected to devote appropriate preparation time ahead of each meeting. You will also be required to attend additional meetings and undertake non-executive assignments from time to time, including conducting site visits. You may also be required to devote additional time to your duties when the Company is undergoing a period of particularly increased activity (such as an acquisition or takeover), or as a result of some major difficulty with one or more of its operations.

2.2 By accepting this appointment, you confirm that you are able to allocate sufficient time to meet the commitments for the non-executive Chair role and to discharge your responsibilities effectively. The agreement of the Board, advised by the Nomination Committee, must be sought before accepting further appointments or commitments that might affect the amount of time that you can devote to your role.

2.3 You confirm that you have disclosed to the Board (and will continue to disclose) all of your other directorships and significant appointments or commitments and the amount of time you expect that these appointments will take up.

3. ROLE

3.1 As a non-executive director you have the same general legal responsibilities to the Company as any other director and the Board is collectively responsible for promoting the long-term sustainable success of the Company, generating value for shareholders and contributing to wider society. The Board's role is to:-

(a) provide effective and entrepreneurial leadership of the Company within the framework of prudent and effective controls which enable risk to be assessed and managed;

(b) establish the Company's purpose, values and strategy, and satisfy itself that these and its culture are aligned;

(c) ensure that the necessary resources are in place for the Company to meet its objectives and measure performance against them;

(d) establish a framework of prudent and effective controls, which enable risk to be assessed and managed;

(e) ensure effective engagement with, and encourage participation from, shareholders and other stakeholders; and

(f) ensure that workforce policies and practices are consistent with the Company's values and support its long-term sustainable success.

3.2 In addition to these requirements of all directors, you together with all other non-executive directors in particular should:-

(a) demonstrate objective judgment throughout your tenure and promote a culture of openness and debate;

(b) constructively challenge and contribute to the development of strategy;

(c) provide constructive challenge, strategic guidance, offer specialist advice and hold management to account;

(d) scrutinize the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

(e) satisfy yourselves that financial information is accurate and that financial controls and systems of risk management are robust and defensible;

(f) monitor with the other non-executive directors, through the Audit Committee, the adequacy and effectiveness of the internal and external audit functions, control systems, security, financial accounting and reporting systems, and adherence to applicable ethical and regulatory requirements;

(g) establish procedures to manage risk, oversee the internal control framework, and determine the nature and extent of the principal risks the Company is willing to take in order to achieve its long-term strategic objectives;

(h) help to ensure that the Company has an effective and well-motivated team of directors and senior executives;

(i) determine appropriate levels of remuneration for executive directors and recommend the levels of remuneration for senior management;

(j) have a prime role in appointing, and where necessary, removing, senior management and succession planning;

(k) scrutinise standards of governance, conduct, compliance and control in relation to the Board and the Company generally;

(l) devote time to developing and refreshing your knowledge and skills;

(m) ensure that you have the policies, processes, information, time and resources needed by the Board in order to function effectively and efficiently;

(n) uphold the highest standards of integrity and probity and support the executive directors in instilling the appropriate culture, values and behaviours in the boardroom and beyond;

(o) take into account the views of shareholders and other key stakeholders where appropriate;

(p) at all times comply with the Articles of Association and constitution of the Company;

(q) immediately report your own wrongdoing or proposed wrongdoing of any employee or other director of the Company of which you become aware to the Board;

(r) comply with any code of practice issued by the Company from time to time relating to dealing in the Company's securities;

(s) comply with the terms of the Disclosure Rules and Transparency Rules with regard to disclosure of transactions in the Company's shares; and

(t) not do anything that would cause you to be disqualified from acting as a director.

3.3 As a non-executive Chair of the Board, you should fulfill the role set out in the UK Corporate Governance Code and associated Guidance on Board Effectiveness, and as set out in the split of responsibilities for the Chair, the Senior Independent Director and the CEO drawn up by the Board. In particular, you are responsible for the following:-

(a) providing leadership and shaping the culture of the Board, including fostering relationships based on trust, mutual respect and open communication between non-executive and executive directors;

(b) ensuring that the Board agendas primarily focus on strategy, performance, value creation, culture, stakeholders and accountability, and ensuring that issues relevant to these areas are discussed by the Board;

(c) ensuring that directors receive high quality, timely and clear information and have adequate time for discussion;

(d) ensuring that the views of the Company's shareholders, workforce, customers and other key stakeholders are communicated to the Board;

(e) facilitating the effective contribution of all directors by drawing on their skills, experience and knowledge and ensuring constructive relations between the executive and non-executive directors;

(f) ensuring new directors received a full, formal and tailored induction on joining the Board and providing guidance and mentoring to new directors as appropriate;

(g) leading the annual board evaluation process and ensuring that results are acted on; and

(h) leading regular meetings of the non-executive directors without any executives present.

3.4 As Chair of the Nomination Committee of the Board, you should ensure that the Nomination Committee operates in a manner consistent with the UK Corporate Governance Code and associated Guidance on Board Effectiveness, including:

(a) leading the process for appointments, ensuring plans are in place for orderly succession to both the Board and senior management positions, and overseeing the development of a diverse pipeline for succession;

(b) ensuring a formal and rigorous annual evaluation of the performance of the board, its committees, the Chair and individual directors, including by an external facilitator at least every three years, reviewing the results of the annual evaluation, and taking and monitoring appropriate actions in relation to them;

(c) determining and adopting the Board's policy on diversity and inclusion, its objectives and linkage to the Company's strategy, and monitoring its implementation and progress on achieving its objectives; and

(d) monitoring implementation of the Company's policies in relation to diversity and inclusion, including the gender balance of those in the senior management and their direct reports.

3.5 You must abide by your statutory, fiduciary and common law duties and all legal obligations relevant to your appointment to the Board of a public limited company. In particular, you must comply where relevant with the terms of the Diageo Dealings in Securities Code, the UK Market Abuse Regulations, Part V of the Criminal Justice Act 1993, the UK Corporate Governance Code, the Bribery Act 2010, the UK Listing Authority's Listing, Prospectus and Disclosure and Transparency Rules and associated Guidance on Board Effectiveness in respect of the role of the Board and the role of the Non-Executive Directors. Copies of the Diageo Dealing in Securities Code, the UK Corporate Governance Code and associated Guidance on Board Effectiveness have been provided to you.

3.6 You must also act in the way you consider, in good faith, would be most likely to promote the success of the Company for the benefit of its members as a whole, and in doing so, as a director, you must have regard (among other matters) to:

(a) the likely consequences of any decision in the long term;

(b) the interests of the Company's employees;

(c) the need to foster the Company's business relationships with suppliers, customers and others;

(d) the impact of the Company's operations on the community and the environment;

(e) the desirability of the Company maintaining a reputation for high standards of business conduct; and

(f) the need to act fairly as between the members of the Company.

3.7 Information about how the Board works in practice and the authorities delegated by the Board to the various committees under it can be obtained from the Company Secretary.

3.8 At all times you must carry out your duties diligently, with due skill, care and attention and use your best endeavours to promote and protect the interests of the Company and its subsidiary and holding undertakings (the "**Group**") and any company within the Group (a "**Group Company**").

3.9 You do not have authority to commit, or act on behalf of, the Company in any way, without the express authorisation of the Board.

3.10 You will, if required by the Board, serve as a member of one or more committees of the Board. You will be provided with the terms of reference of a committee and your responsibilities on your appointment to such a committee.

4. REVIEW PROCESS

The performance of individual directors, the Board as a whole and its committees is reviewed annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Company Secretary as soon as is appropriate.

5. CONFLICTS OF INTEREST

5.1 All directors must take decisions objectively in the best interests of the Company. You will be expected to bring an independent judgement to bear on issues of strategy, performance, resources and standards of conduct. You understand and accept the obligation of a director not to put himself/herself in a position where his/her own interests are in conflict with those of the Company.

5.2 You must immediately disclose to the Board any interest you have from time to time in any trade, business or occupation whatsoever that is in any way similar to any of those in which the Company or any Group Company is involved.

5.3 You will notify the Company Secretary of all your other directorships (and any change in directorships) so that the statutory records may be kept up to date. In addition, you should ensure that the Register of Directors' Interests contains details of any interest (including private business interests) of you and your family members.

5.4 You must receive the prior approval of the Board, advised by the Nomination Committee, in advance of accepting any new appointment as a director or any other significant new appointment, engagement or employment.

5.5 You must promptly declare the nature of any interest that you may have, directly or indirectly, in any contract, proposed contract or other business dealings of the Company or any Group Company.

5.6 On your appointment as Chair, the Board determined that you were "independent" according to the UK Corporate Governance Code. If circumstances change, and you believe that such change may impact upon your independence, you should discuss this with the Company Secretary as soon as practicable.

6. FEES AND EXPENSES

6.1 Your fee for the period you act as a non-executive Chair of the Board will be £700,000 gross per annum, payable monthly in arrears. The payments will be made to you net of statutory deductions for PAYE and National Insurance contributions. If you undertake any additional assignments for the Company, your fees will be as agreed with the Company in respect of each assignment.

6.2 You will be entitled to an allowance of £1,250 per annum to be spent on the Company's products. This allowance is taxable and is made available at Diageo staff shops to those who have easy access to a staff shop in their home country and paid in cash to those who do not.

6.3 The Company will reimburse you for the reasonable travelling and subsistence expenses you incur in performing your duties, subject to the production of satisfactory proof of expenditure. Details will be sent to you separately concerning the mechanics of reimbursement and of paying your fees.

6.4 You will have no entitlement to any bonus during the appointment and no entitlement to participate in any pension or share scheme operated by the Company.

6.5 Any payment or benefit made to you under this letter is subject to and conditional on such approval by the shareholders of the Company as may be required by law. The Company reserves the right to withhold or require repayment of all or part of any such payment or benefit if and to the extent that it is necessary to do so in order to comply with regulatory or legal requirements.

7. TERMINATION WITHOUT NOTICE

7.1 The Company may terminate your appointment with immediate effect if you have:

(a) committed any serious or repeated breach or non-observance of your obligations to the Company (which include an obligation not to breach your statutory, fiduciary or common-law duties);

(b) been guilty of any fraud or dishonesty or acted in any manner which, in the opinion of the Company, brings or is likely to bring you or the Company into disrepute or is materially adverse to the interests of the Company;

(c) been declared bankrupt or have made an arrangement with or for the benefit of your creditors, or if you have a county court administration order made against you under the County Court Act 1984;

(d) been disqualified from acting as a director; or

(e) not complied with the material requirements applicable under the Diageo Code of Business Conduct.

On termination of the appointment, you shall only be entitled to accrued fees as at the date of termination together with reimbursement of any expenses properly incurred prior to that date.

8. INDEPENDENT PROFESSIONAL ADVICE

There may be circumstances when you consider that you need to take independent legal or other professional advice in order properly to fulfil your duties to the Company. In these circumstances, the Company will refund to you the cost of these professional fees, in accordance with the Board's procedure on these matters. The approval of the Company Secretary must be obtained before seeking advice. A copy of the procedure is available from the Company Secretary.

9. INSURANCE

9.1 The Company has directors' and officers' liability insurance and it intends to maintain such insurance for the full term of your appointment.

9.2 The Company has also provided you with a specific indemnity, by way of a Deed of Indemnity between the Company and you, under which the Company has agreed to indemnify you in relation to certain losses and liabilities which you may incur in the course of acting as a director of the Company or of one or more of its Group Companies.

10. CONFIDENTIALITY

10.1 During your appointment, you will have access to confidential information regarding the business and financial affairs of the Group and third parties that the Group is dealing with. You must not (except in the proper performance of your duties or unless required by law) while a director of the Company or at any time (without limit) after ceasing to be a director of the Company:

(a) divulge or communicate to any person;

(b) use for your own purposes or for any purposes other than those of the Company or any Group Company or, as appropriate, any third parties that the Group is dealing with; or

(c) through any failure to exercise due care and diligence, cause any unauthorised disclosure of;

any trade secrets or confidential information relating to the Company or any Group Company or any third parties that the Group is dealing with. You must at all times use your best endeavours to prevent publication or disclosure of any trade secrets or confidential information. These restrictions shall cease to apply to any information which shall become available to the public generally otherwise than through the default by you.

10.2 All documentation relating to the business of the Company and any Group Company or any third parties that the Group is dealing with (and any copies of the same) shall be and remain the property of the Company or the relevant Group Company or third party that the Group is dealing with. This will include notes, memoranda, records, lists of customers, suppliers and employees, correspondence, computer and other discs and tapes and other material (whether made or created by you and in whatever medium or format). Please ensure that you return all property of the Company and any Group Company or third party that the Group is dealing with on demand and in any event on the termination of your appointment.

11. DATA PROTECTION

11.1 You shall at all times during your service with the Company act in accordance with the Data Protection Act 2018 (incorporating the General Data Protection Regulation 2016/679) and all applicable regulations, domestic legislation and any successor legislation relating to the protection of personal data.

11.2 You shall provide the Company with Personal Data relating to you (as defined in the Data Protection Act 2018) as and when it is necessary or reasonably required for the proper performance of this contract, legal, personnel, administrative and management purposes or as otherwise set out in the list of legitimate interest under the Company's data protection policy.

11.3 Due to the global corporate nature of the Company's business, your Personal Data may be transferred by the Company to any of its group companies or overseas offices outside the European Economic Area. This transfer would occur when Diageo has a legitimate interest as outlined in the Company's data protection policy, a copy of which is has been provided to you.

DIAGEO

12. THIRD PARTY RIGHTS

The Contracts (Rights of Third Parties) Act 1999 shall not apply to this letter. No person other than you and the Company shall have any rights under this letter and the terms of this letter shall not be enforceable by any person other than you and the Company.

13. CORPORATE GOVERNANCE AND COMPLIANCE

13.1 You must comply in all respects with every rule of law, code of best practice and any regulations or rules made by the Board from time to time with respect to the disclosure of price sensitive information and dealing in shares.

13.2 In addition, you must comply where relevant with every rule of law, code of best practice and any regulations or rules made by the London Stock Exchange, the UK Listing Authority, the New York Stock Exchange and the U.S. Securities and Exchange Commission and every regulation or code of the Company relating to share dealings by directors and/or employees of the Company and the use to which unpublished price sensitive information affecting the shares, debentures or other securities of the Company and any other company may be put.

13.3 You are also expected to comply with the applicable provisions of the Diageo Code of Business Conduct, a copy of which has been provided to you.

14. RETURN OF PROPERTY

On termination of your appointment with the Company however arising, or at any time at the Board's request, you shall immediately return to the Company all documents, records, papers or other property belonging to any Group Company which may be in your possession or under your control, and which relate in any way to the Company's or Group's business affairs and you shall not retain any copies thereof.

15. ENTIRE AGREEMENT

15.1 This letter constitutes the entire terms and conditions of your appointment to the Board and supersedes all previous discussions, correspondence, negotiations, arrangements, understandings and agreements between you and the Company relating to its subject matter.

15.2 You agree that you shall have no remedies in respect of any representation or warranty (whether made innocently or negligently) that is not set out in this letter and you shall not have any claim for innocent or negligent misrepresentation based on any statement in this letter.

16. VARIATION

No variation or modification of this letter shall be effective unless it is in writing and signed by you and the Company (or respective authorised representatives).

17. GOVERNING LAW AND JURISDICTION

Your appointment with the Company and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales and you and the Company irrevocably agree that the courts of England and Wales shall have non-exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this appointment or its subject matter or formation (including non-contractual disputes or claims).

DIAGEO

Please sign and return the enclosed copy of this letter confirming that you agree to these terms of your appointment.

Yours sincerely

for and on behalf of
Diageo plc

I have read and agree to the terms of my appointment as non-executive Chair of the Board of Diageo plc as set out in this letter.

Signed: ______________________
Sir John Manzoni

Date: 24-1-25.